 Exhibit 99.1

November 11, 2016 TSX: SAM

Starcore secures extension on $4.5 million bonds

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) announces that it has obtained an extension on the repayment of outstanding secured bonds in the aggregate principal amount of CDN$4.5 million (the “Bonds”) (see news release of November 17, 2015.). The Bonds were to mature on November 12, 2016. The bond holder has agreed to extend the maturity date by six months, with the Bonds continuing to be secured and bearing interest at 8% per annum.

As consideration for the extension of the Bonds, Starcore will pay a prolongation fee of one (1%) percent at the end of the extended term. The interest due on the initial 12 month term has been paid. The Bonds, together with the prolongation fee and interest for the additional six months of the term, will be due and payable on the new maturity date of May 12, 2017.

All other terms of the Bonds remain unchanged.

“The extension we were granted on the repayment of the Bonds reflects the confidence our investors and financiers have in Starcore’s outlook for 2017,” said Robert Eadie, President & CEO of the Company.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

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FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.